UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69199

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/22__ AND ENDING __12/31/22__

                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **APPLIED CAPITAL, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Indiana Square, Suite 2252

                           (No. and Street)

Inianapolis	IN	46204
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Loren Heger	888-580-2588	lheger@fnex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KATZ, SAPPER & MILLER

(Name – if individual, state last, first, and middle name)

800 EAST 96TH ST., SUITE 500	INDIANAPOLIS	IN	46240
(Address)	(City)	(State)	(Zip Code)
11/13/2006		2804	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Loren Heger _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of APPLIED CAPITAL, LLC _____, as of December 31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



KATHLEEN BOYD
Notary Public, State of Indiana
Hamilton County
Commission Number NP0742313
My Commission Expires
July 12, 2030

Signature: _____

Title: _____
CEO

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

APPLIED CAPITAL, LLC

Financial Statements and Supplemental Schedules
For the Year End
December 31, 2022
With
Report of Independent Registered Public Accounting Firm

Katz, Sapper & Miller, LLP
Certified Public Accountants
800 East 96th Street, Suite 500
Indianapolis, IN 46240

Report of Independent Registered Public Accounting Firm

To the Member and Management
of Applied Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Applied Capital, LLC (the "Company")as of December 31, 2022, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Applied Capital, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company's in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

T 317.580.2000   F 317.580.2117   W ksmcpa.com

Auditor's Report on Supplemental Information

The accompanying information contained in Schedule I Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934, Schedule II Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934, Schedule II Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Katz, Sapper & Miller, LLP

We have served as Applied Capital, LLC's auditor since 2014.

Indianapolis, Indiana
February 28, 2023

Applied Capital, LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$	967,042
Accounts receivable - allowable net		973,539
Accounts receivable net		87,533
Prepaid expenses and deposits		79,672
Total assets	$	2,107,786

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	110,092
Commissions payable		1,203,767
Deferred revenues		40,000
Due to affiliate		111,066
Total liabilities		1,464,925
Member's equity		642,861
Total liabilities and member's equity	$	2,107,786

See Accompanying Notes to the financial statements

Applied Capital, LLC
Statement of Operations
For The Year Ended December 31, 2022

Revenues		
Investment banking fees	$	68,717,139
Mutual fund referral fees		2,763,172
Referral fees		5,198,327
Consulting fees		6,000
Other fees & reimbursed expenses		615,464
Total revenues		77,300,102
Expenses		
Commission expense		73,286,302
Referral fees paid to other broker-dealers		559,761
Compensation and benefits		325,274
Professional services		293,750
Licenses and registration		288,361
Other referral fees		67,800
Occupancy		30,159
IT, data and communications		24,605
Other operating expenses		37,853
Total expenses		74,913,865
Net Income	$	2,386,237

See Accompanying Notes to the financial statements

4

Applied Capital, LLC
Statement of Changes in Member's Equity
For The Year Ended December 31, 2022

Balance at January 1, 2022	$	756,622
Net income		2,386,237
Member's distribution		(2,499,998)
Balance at December 31, 2022	$	642,861

See Accompanying Notes to the financial statements

Applied Capital, LLC
Statement of Cash Flows
For The Year Ended December 31, 2022

Cash Flows From Operating Activities:		
Net income	$	2,386,237
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in operating assets and liabilities:		
Accounts receivable		(770,321)
Prepaid expenses and deposits		(48,983)
Accounts payable		72,158
Commissions payable		644,154
Deferred revenues		40,000
Due to affiliate		41,234
Net Cash Provided By Operating Activities		2,364,479
Cash Flows from Financing Activities:		
Member's distributions		(2,499,998)
Net Cash Used In Financing Activities		(2,499,998)
Net Decrease In Cash and Cash Equivalents		(135,519)
Cash and Cash Equivalents, Beginning of Year		1,102,561
Cash and Cash Equivalents, End of Year	$	967,042

See Accompanying Notes to the financial statements

Applied Capital, LLC
Notes to Financial Statements
For the year ended December 31, 2022

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Nature of Business:</u> Applied Capital, LLC (the "Company") is an Indiana Limited Liability Company which organized in June of 2012 and was approved to begin operations as a broker-dealer in January of 2014. The Company is an independent registered broker-dealer and subject to regulation by the U.S. Securities and Exchange Commission, the Financial Industry Regulatory Authority, Securities Investor Protection Corporation and various states. The Company engages in the business of private placements, investment banking, and mutual funds referrals.

The Company is a wholly-owned subsidiary of FNEX, LLC ("Parent" or "Member").

<u>Income Taxes:</u> The Company has elected to be a Limited Liability Company taxed as a partnership under Internal Revenue Code regulations and is treated as a disregarded entity. Therefore, the income or losses of the Company flow through to and are taxable to its Parent, and no liability for income taxes is reflected in the accompanying financial statements.

The Company complies with the provisions of Financial Accounting Standards Board (FASB) ASC 740-10, Accounting for Uncertainty in Income Taxes. Under this provision, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company's Member filed federal and various state income tax returns. The Company's Member is no longer subject to US Federal and State income tax examinations by tax authorities for years before 2019.

<u>Basis Presentation:</u> The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP"). The Company complies with the accounting and reporting requirements under ASC Topic 940, Financial Services-Broker and Dealers.

<u>Estimates:</u> The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents:</u> For the purpose of cash flows, the Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

<u>Concentration of Credit Risk:</u> The Company maintains its cash and cash equivalents in a high credit quality bank. Balances at times may exceed Federal Deposit Insurance Corporation (FDIC) insured limits of $250,000 over institutions. No losses have been incurred to date.

<u>Accounts Receivables and Credit Policies:</u> Accounts receivables, which represents unsecured customer obligations due under normal trade terms generally, requires payment within 30 days. Interest is not charged for receivables unpaid after the expiration of normal terms. Customer account balances with invoices over 90 days old are considered to be delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivables and Credit Policies (continued): The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from invoice date and, based on an assessment of the customer's current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, the creditworthiness of the Company's other customers is considered to estimate a general allowance, if any, covering the remaining accounts receivable. Management believes that all accounts receivable are collectable as of December 31, 2022.

New Accounting Pronouncement Adopted

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, *"Financial Instruments – Credit Losses" ("ASC Topic 326") Measurement of Credit Losses on Financial Instruments*. ASC Topic 326 significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value. Current U.S. GAAP guidance adheres to an incurred loss model for recognizing credit losses and delays the recognition until it is probable that a loss has been incurred. ASC Topic 326 introduces an approach based on current expected losses to estimate credit losses on certain types of financial instruments (e.g., accounts receivables, contract assets, lease receivables, financial guarantees, loans and loan commitments, held-to-maturity (HTM) debt securities, etc.). Management is required to consider forward-looking information in its determination of an allowance for credit losses (ACL). ASC Topic 326 is effective for fiscal years beginning after December 15, 2022. The adoption of the new standard did not have a material effect on the financial statements.

Revenue Recognition: ASC Topic 606 Revenue from Contracts with Customers (ASU 2014-09) core principle is that an entity, should recognize revenue when it transfers promised goods or services performed to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

· Identification of the contract with the customer;
· Identification of the performance obligation(s) under the contract;
· Determination of transaction price;
· Allocation of the transaction price to the identified performance obligation(s); and
· Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

Private Placements of Debt and Equity: The Company as an agent of the issuer presents to prospective investors a private placement memorandum ("PPM") from the issuer and subscription agreement. The Company or other broker-dealers collects consideration from the issuer when 1) an investor executes a subscription agreement, 2) the investor then delivers funds to the issuer, and 3) the issuer accepts the investor. Revenue is based on a percentage of the transaction amount. Revenue is recognized when the capital commitment by the investor has been accepted by the issuer. The performance obligation has been fulfilled at this point in time and is when the risk and rewards has been transferred.

Applied Capital, LLC
Notes to Financial Statements
For the year ended December 31, 2022

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition- (continued):

Mutual Fund Commissions and Fees: The Company as an agent of the fund presents to prospective investors a prospectus from the fund and subscription agreement. The Company collects consideration from the fund distributor when 1) an investor executes a subscription agreement 2) delivers funds to the transfer agent, and 3) the fund distributor accepts the investor. The Company receives trailing commissions and other fees from mutual fund companies as a way of compensation for distributing interests in particular funds. The fees earned by the Company are variable because the amount paid at that particular point in time, specified in the prospectus, generally is based on the fair market value of the shares at the specified point in time. Hence, at any given point in time, the timing and the amount of any future ongoing fees that might be earned are uncertain. Fees are received in arrears based on the contract payout from the specific funds therefore the Company's performance obligations have been satisfied in a prior period.

Cost to Obtaining or Fulfilling a Contract: The Company pays sales commission to its registered representatives for all the services provided above. Management does not believe that there are costs related directly to the contract with the issuer or that the costs are expected to be recovered. Therefore, sales commission are expensed as incurred.

Securities transactions are recorded on the trade date as transactions occur. Investment banking revenue includes fees earned from providing merger and acquisition, private placement, and other advisory services to clients. Securities transactions from mutual funds are recorded in the period the sales occur on a trade date basis and the mutual fund trail fees are recorded in the period the fee is calculated. Referral fees include referring buyers to sellers or vice versa for introduction in private securities transactions. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction. Related commissions expense to registered representatives is recognized in the same period in which revenue is recognized.

Deferred Revenues: Deferred revenues arising from non-refundable retainers and mutual fund contracts are recognized as revenues when considered earned, which generally occurs upon consummation of a transaction.

Subsequent events were evaluated by management through February 28, 2023, the date the financial statements were available to be issued.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3 1), which requires the Company to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

Net capital and aggregate indebtedness change daily. As of December 31, 2022, the Company had net capital and net capital requirements of $475,656 and $97,661 respectively. The net capital rule may effectively restrict the withdrawal of member's equity.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with the Parent to whom it pays certain general and administrative expenses. The Company's share of expenses is calculated based on estimated usage.

For the year ended December 31, 2022, allocated expenses under the agreement amounted to $406,135 and can be found on the accompanying statement of operations under compensation and benefits, IT, data, and communication, occupancy, and operating expenses. $110,612 of the balance due to the affiliate on the accompanying statement of financial condition arose from this services agreement.

NOTE 4 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2022.

Applied Capital, LLC

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
Of The Securities and Exchange Commission Act of 1934
As of December 31, 2022

Net Capital:

Total member's equity qualified for net capital	$	642,861
Deduction for non-allowable assets:		
Accounts receivable		87,533
Prepaid expenses and deposits		79,672
Net capital before haircuts		475,656
Less haircuts		-
Net capital		475,656
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		97,661
Excess net capital	$	377,995
Aggregate indebtedness	$	1,464,925
Percentage of aggregate indebtedness to net capital		307.98%

Reconciliation with the Company's computation of Net Capital Included in Part IIA of Form X-17A-5 as of December 31, 2022

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2022 and net capital as reported above.

See report of independent registered public accounting firm

Applied Capital, LLC

Schedule II

Computation For Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

Schedule III

Information Relating to the Possesion or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

See report of independent registered public accounting firm

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 28, 2023

Katz, Sapper & Miller
800 East 96th Street
Suite 500
Indianapolis, IN 46240

To Whom it May Concern:

We, as members of management of Applied Capital, LLC. (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule l 5c3-3 (i.e., paragraph (k)(l), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving private placement of securities, broker or dealer selling tax shelters or limited partnerships in primary distributions and the Company may refer investors to unaffiliated third party broker-deals for general securities and investment banking business for which it may receive referral fee activity throughout the year ended December 31, 2022 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2022 to December 31, 2022 without exception.

Signed: *Loren Heger* ______________________________

Name: Loren Heger

Title: CEO



Katz, Sapper & Miller, LLP
Certified Public Accountants

800 East 96th Street, Suite 500
Indianapolis, IN 46240

Report of Independent Registered Public Accounting Firm
on the Exemption Report

To the Member and Management
of Applied Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) Applied Capital, LLC (the Company) reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release, (2) the Company conducted business activities involving private placement of securities, broker or dealer selling tax shelters or limited partnerships in primary distributions and the Company may refer investors to unaffiliated third party broker-deals for general securities and investment banking business for which it may receive referral fee activity throughout the year ended December 31, 2022, and (3) the Company met the identified conditions for such reliance throughout the period January 1, 2022 to December 31, 2022 without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon Applied Capital, LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff's Frequently Asked Questions.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
February 28, 2023

Katz, Sapper & Miller, LLP
Certified Public Accountants

800 East 96th Street, Suite 500
Indianapolis, IN 46240

Report of Independent Registered Public Accounting Firm
on Applying Agreed-upon Procedures

To the Member and Management
of Applied Capital, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Applied Capital, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

1

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Applied Capital, LLC and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
February 28, 2023

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/22

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

069199
Applied Capital, LLC-DBA FNEX Capital
One Indiana Square, Suite 2252
Indianapolis, IN 46204

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rick Alvarez 770.407.3459

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 110,377
B.	Less payment made with SIPC-6 filed (**exclude interest**) 8/1/22 Date Paid	(56,119)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	54,258
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 54,258

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 54,258

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Applied Capital, LLC-DBA FNEX Capital
(Name of Corporation, Partnership or other organization)

Loren Hegen
(Authorized Signature)

Dated the 23rd day of February, 20 23.

Managing Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/22
and ending 12/31/22

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 77,300,102

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   2,763,172

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   559,761

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

dollar for dollar out of pocket expenses   392,376

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)   0

Total deductions   3,715,309

2d. SIPC Net Operating Revenues $ 73,584,793

2e. General Assessment @ .0015 $ 110,377

(to page 1, line 2.A.)

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